MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

July 31, 2018

VIA ELECTRONIC TRANSMISSION

John M. Ganley, Esq.

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND, File Nos. 333-210843 and 811-22461, Acc. No: 0001398344-16-012124

Dear Mr. Ganley:

On July 31, 2018, Morgan Creek Global Equity Long/Short Institutional Fund (the "Registrant" or the “Fund”), filed Post-Effective Amendment No. 6 to its Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”). Earlier, the Registrant filed Post-Effective Amendment No. 5 to its Registration Statement on May 31, 2018.

Pursuant to Rule 461 under the 1933 Act, the Registrant and Morgan Creek Capital Distributors, LLC, the Fund’s distributor, request that the Commission accelerate the effective date of the Registration Statement to July 31, 2018.

If you have any questions concerning this request please contact Bibb L. Strench at (202) 973-2727.

Morgan Creek Global Equity Long/Short Institutional Fund		Morgan Creek Capital Distributors, LLC

By:	/s/Mark Vannoy	By:	/s/Michael Forstl
Name:	Mark Vannoy		Name:	Michael Forstl
Title:	Chief Financial Officer		Title:	Director